UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



                                SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                        Empire Petroleum Corporation
                              (Name of Issuer)


                       Common Stock, $.001 par value
                       (Title of Class of Securities)


                               030910 20 2
                             (CUSIP Number)


                          February, 14, 2007
        (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]   Rule 13d-1(b)
         [X]   Rule 13d-1(c)
         [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).













CUSIP NO.  030910 20 2               13G	                 Page 2 of 4

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Louis Marx, Jr.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)  [ ]
          (b)  [ ]

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

         NUMBER OF              5     SOLE VOTING POWER

          SHARES                           600,000

        BENEFICIALLY            6     SHARED VOTING POWER

          OWNED BY                         937,500

            EACH                7     SOLE DISPOSITIVE POWER

         REPORTING                         600,000

          PERSON                8     SHARED DISPOSITIVE POWER

           WITH                            937,500

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           1,537,500

10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           3.1%

12    TYPE OF REPORTING PERSON

	     IN











CUSIP NO. 030910 20 2	               13G	                 Page 3 of 4

Item 1.     (a)     Name of Issuer:  Empire Petroleum Corporation

            (b)     Address of Issuer's Principal Executive Offices:

                    8801 S. Yale, Suite 120
                    Tulsa, Oklahoma  74137-3575

Item 2.     (a)     Name of Person Filing:  Louis Marx, Jr.

            (b)     Address of Principal Business Office:

                    712 Fifth Avenue, 8th Floor
                    New York, NY  10019


            (c)     Citizenship:  United States

            (d)     Title of Class of Securities: Common Stock, par value $.001

            (e)     CUSIP Number:  030910 20 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            Not Applicable

Item 4.     Ownership.

           (a)     Amount Beneficially Owned:  1,537,500

           (b)     Percent of Class: 3.1%

           (c)     Number of shares as to which such person has:

                  (i)    sole power to vote or to direct the vote:  600,000

                  (ii)   shared power to vote or to direct the vote:  937,500

                  (iii)  sole power to dispose or to direct the disposition of:
                                              600,000

                  (iv) shared power to dispose or to direct the disposition of: 937,500
















CUSIP NO. 030910 20 2	               13G	                 Page 4 of 4

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certification.

            Not Applicable

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 3, 2007                      /s/ Louis Marx, Jr.
                                         ____________________
                                         Lewis Marx, Jr.